For Immediate Release

      NEWS RELEASE

TSX: PFN   OTCBB: PAWEF

Toll Free 1.800.667.1870

www.pfncapital.com

Frankfurt: P7J

Pacific North West Capital and Stillwater Mining

Finalize Option Agreement on the Goodnews Bay Platinum Project

January 16, 2008, Vancouver, BC – Pacific North West Capital (PFN) (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J) – Further to the Pacific North West Capital’s February 26, 2007 press release, PFN is pleased to announce that it has finalized the Option / Joint Venture Agreement on the Goodnews Bay Platinum Project (GBPP) with Stillwater Mining Company (Stillwater) (NYSE: SWC).

Under the terms of the Option Agreement, by spending $4 million Stillwater is entitled to earn a 50% interest in GBPP by December 31, 2010.  Stillwater may elect to increase its interest to 60% by incurring an additional $8 million in exploration expenditures within an additional two year period or upon completion of a Feasibility Study, whichever occurs first.  Stillwater may increase its interest to 65% by arranging for 100% of the project financing required to place the Property into Commercial Production within an additional three years.

A $1,000,000 exploration budget has been approved for 2008 with the objective to drill one or more established targets and to define additional new platinum mineralization.

The GBPP agreement was subject to approval by Calista Corporation which provided its approval in December 2007. Calista Corporation is the second largest landowner of 13 regional Alaskan Native corporations formed in 1971 under the Alaska Native Claims Settlement Act (ANCSA). Calista Corporation’s land entitlements exceed 6.5 million acres in Southwest Alaska and contain several significant mineral occurrences, including Goodnews Bay (platinum) and Donlin Creek gold project (14.8 million ounces Measured and Indicated and 13.6 million ounces Inferred). For more information about Calista visit their website www.calistacorp.com.

PFN and Stillwater are currently engaged in two distinct platinum group metal (PGM) projects in Alaska; the first involves advanced exploration at the Goodnews Bay Platinum Project.

Goodnews Bay Platinum Project

PFN and Stillwater are exploring the Goodnews Bay Platinum Project where numerous rock, shallow soil and deep auger overburden samples have been taken in the Red Mountain and Susie Mountain target areas. This sampling program was completed in 2006 and 2007 and resulted in definition of drilling targets at both Red Mountain and Susie Mountain.

Stillwater Mining Company – Strategic Shareholder

On November 17, 2006, Stillwater acquired approximately 11% interest in PFN by completing a $2 million private placement. In 2007, Stillwater has participated in two additional private placements and currently holds approximately 10% of Pacific North West Capital Corp.

About Pacific North West Capital Corp.

Pacific North West Capital Corp. (TSX.PFN OTCBB.PAWEF Frankfurt.P7J) is a mineral exploration company focused on Platinum Group Metals (PGMs) and Base Metals. Management’s corporate philosophy is to be a Project Generator, Explorer and Project Operator with the objective of option/joint venturing projects with major mining companies through to production. To that end, Pacific North West Capital’s current option/joint ventures agreements are with Anglo Platinum, Stillwater Mining Company, Xstrata Nickel and SOQUEM.

PFN management is currently negotiating and acquiring several new PGM and Nickel projects throughout North America.

Pacific North West Capital Corp. has over $9.5 million in working capital and securities.

The Qualified Person for this release is Curt Freeman, M.Sc. P.Geo.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

On behalf of the Board of Directors

Further Information: Toll Free 1.800.667.1870, Fax 604.685.8045, Email: ir@pfncapital.com, or visit www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C. V6M 2A3

Harry Barr

President and CEO

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	January 16, 2008